Carter Ledyard & Milburn llp Counselors at Law

Guy P. Lander Partner ● Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 ● Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

March 15, 2021

By Email

Ms. Julia Griffith

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CENAQ Energy Corp.
Registration Statement on Form S-1
Filed March 1, 2021
File No. 333-253695

Dear Ms. Griffith:

Set forth below are the responses of CENAQ Energy Corp. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Registration Statement on Form S-1 that was filed on March 1, 2021. Concurrently with this letter, the Company is submitting an amendment to the Registration Statement on Form S-1.

We have repeated the Staff’s comment in italics and set forth our response in plain type below the comment.

Form S-1 filed March 1, 2021

General

1. Please refer to the Certificate of Validation filed as exhibit 3.4. Disclose each defective corporate act in your prospectus and the reasons for such defects. In addition, add risk factor disclosure addressing the risks that a court could find the defective actions, subsequently ratified, void or voidable, or that there may be claims asserting this.

We have added the requested disclosure in the prospectus and added a risk factor for what we believe is essentially a technical matter between the parent Sponsor and its wholly owned subsidiary, the Company.

Very truly yours,

/s/ Guy P. Lander
Guy P. Lander